FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  November 2008

Commission File Number  001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: November 12, 2008	/s/ Donat Madilo Donat Madilo Chief Financial Officer

EXHIBIT INDEX

1	Consolidated Financial Statements for the Period Ended September 30, 2008 (unaudited)

2	Management’s Discussion and Analysis for the Third Quarter of 2008

3	Certificate of Interim Filings Executed by Chief Executive Officer

4	Certificate of Interim Filings Executed by Chief Financial Officer

EXHIBIT 1

Consolidated Financial Statements

September 30, 2008

(Expressed in U.S. dollars)

(Unaudited)

Banro Corporation

Consolidated Financial Statements

September 30, 2008

(Expressed in U.S. dollars)

(Unaudited)

Contents

Consolidated Financial Statements

Consolidated Balance Sheets	3

Consolidated Statements of Operations and Other Comprehensive Loss	4

Consolidated Statements of Changes in Shareholders’ Equity	5

Consolidated Statements of Cash Flows	6

Summary of Significant Accounting Policies	7-11

Notes to Consolidated Financial Statements	12-28

Banro Corporation

Consolidated Balance Sheets

(Expressed in U.S. dollars)

	September 30, 2008 (unaudited)	December 31, 2007 (audited)

Assets
Current
Cash (Note 11)	$ 16,643,257	$ 2,167,013
Short term investments (Notes 2 and 11)	2,272,109	29,762,591
Accounts receivable and prepaid expenses	352,904	414,572
	19,268,270	32,344,176

Investment (Note 3)	2,739,700	3,507,960
Property, plant and equipment (Note 4)	934,371	916,880
Deferred exploration expenditures (Note 5)	98,684,168	64,087,344
	$ 121,626,509	$ 100,856,360

Liabilities and Shareholders’ Equity
Current
Accounts payable	$ 7,175,090	$ 3,597,956

Commitments and guarantees (Notes 8 and 11)

Shareholders’ equity
Share capital (Note 6)	158,507,377	136,593,491
Contributed surplus	14,364,190	14,000,674
Accumulated other comprehensive income	(3,130,588)	503,570
Deficit	(55,289,560)	(53,839,331)
	114,451,419	97,258,404
	$ 121,626,509	$ 100,856,360

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation

Consolidated Statements of Operations and Other Comprehensive Loss

(Expressed in U.S. dollars)

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007

Expenses
Professional fees	$133,831	$161,246	$483,088	$484,748
Consulting fees	(9)	1,968	678	42,131
Office and sundry	239,476	172,896	733,174	667,138
Salary	404,033	298,034	1,289,835	956,133
Employee stock based compensation	359,332	1,230,127	1,115,113	4,148,967
Travel	157,651	86,189	505,645	389,356
Shareholder relations and promotion	100,721	179,782	447,303	451,042
Directors fees	30,000	22,500	85,000	67,500
Interest and bank charges	6,742	6,827	19,872	15,664
Amortization	7,123	6,412	25,533	17,268
Foreign exchange (gain) loss	109,846	(1,245,021)	369,418	(3,159,700)

	(1,548,746)	(920,960)	(5,074,659)	(4,080,247)
Interest income	48,767	487,348	416,976	1,589,676

Net loss from operations	(1,499,979)	(433,612)	(4,657,683)	(2,490,571)
Share of equity loss of BRC DiamondCore	—	(307,087)	(14,256)	(509,439)
Ltd. (Note 3)
Gain on dilution of interest in BRC	—	14,922	11,363,090	1,124,899
DiamondCore Ltd. (Note 3)
Reduction in value of investment in BRC	—	—	(8,141,380)	—
other than temporary (Note 3)

Net loss for the period	$(1,499,979)	$(725,777)	$(1,450,229)	$(1,875,111)

Fair value adjustment on investment	(3,130,588)	—	(11,271,968)	—
available-for-sale
Reduction in value of investment in BRC	—	—	8,141,380	—
other than temporary (Note 3)

Other comprehensive loss for the period	(3,130,588)	—	(3,130,588)	—

Net loss and other comprehensive loss for the period	$(4,630,567)	$(725,777)	$(4,580,817)	$(1,875,111)

Deficit, beginning of the period	(53,789,581)	(50,672,860)	(53,839,331)	(49,523,526)
Net loss for the period	(1,499,979)	(725,777)	(1,450,229)	(1,875,111)

Deficit, end of the period	$(55,289,560)	$(51,398,637)	$(55,289,560)	$(51,398,637)

Loss per share (Note 6(e))	$(0.04)	$(0.02)	$(0.04)	$(0.05)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in U.S. dollars)

(unaudited)

	Share Capital - Number of Shares	Share Capital - Amount (Note 6)	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Deficit
December 31, 2005	32,711,688	$ 77,725,794	$ 5,407,283	$ 23,449	$ (46,465,151)
Share of BRC contributed surplus	—	—	179,759	—	—
Issuance of stock options	—	—	3,228,511	—	—
Options exercised or forfeited	1,512,949	5,521,674	(1,941,702)	—	—
Issued during the year	4,376,000	46,934,352	—	—	—
Translation of equity investment	—	—	—	(16,165)	—
Net loss for the year	—	—	—	—	(3,058,375)

December 31, 2006	38,600,637	$ 130,181,820	$ 6,873,851	$ 7,284	$ (49,523,526)
Fair value adjustment on investment available-for-sale on January 1, 2007	—	—	—	(18,825)	—
Share of BRC contributed surplus	—	—	333,270	—	—
Issuance of stock options	—	—	9,751,397	—	—
Options exercised or forfeited	1,259,500	6,411,671	(2,957,844)	—	—
Reversal of fair value upon disposition of investment available-for-sale	—	—	—	18,825	—
Translation of equity investment	—	—	—	496,286	—
Net loss for the year	—	—	—	—	(4,315,805)

December 31, 2007	39,860,137	$ 136,593,491	$ 14,000,674	$ 503,570	$ (53,839,331)
Transfer to investment for BRC upon loss of significant influence (Note 3)	—	—	(333,270)	(503,570)	—
Issuance of stock options	—	—	1,501,995	—	—
Options exercised or forfeited	622,801	3,709,055	(805,209)	—	—
Fair value adjustment on investment available-for-sale	—	—	—	(11,271,968)	—
Reduction in value of investment other than temporary (Note 3)	—	—	—	8,141,380	—
Issued share capital	12,000,000	21,000,000	—	—	—
Financing costs	-	(2,795,169)
Net loss for the period	—	—	—	—	(1,450,229)

September 30, 2008	52,482,938	$ 158,507,377	$ 14,364,190	$ (3,130,588)	$ (55,289,560)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars)

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007

Cash provided by (used in)
Operating activities
Net loss for the period	$(1,499,979)	$(725,777)	$(1,450,229)	$(1,875,111)
Adjustments to reconcile net loss to cash
provided by operating activities
Share of equity loss	—	307,087	14,256	509,439
Dilution of interest in BRC	—	(14,922)	(11,363,090)	(1,124,899)
Reduction in value of BRC	—	—	8,141,380	—
Accrued interest	27,730	67,183	568,478	477,255
Unrealized foreign exchange (loss) gain	170,057	(1,452,681)	830,012	(4,566,487)
Value of options issued (Note 6(d))	359,332	1,230,127	1,115,113	3,502,132
Amortization	7,123	6,412	25,533	17,268
Changes in non-cash working capital balances
Accounts receivable and prepaid expenses
Accounts payable (Note 14)	1,033,866	(140,895)	1,173,138	(364,422)

	408,996	(888,255)	(883,741)	(3,464,433)

Investing activities
Capital assets	(75,801)	(16,831)	(446,058)	(110,006)
Deferred exploration expenditures (Note 5 and 14)	(11,964,574)	(5,807,862)	(31,402,913)	(18,252,580)
Short term investment	7,750,606	2,549,206	26,784,998	9,230,522
Investment and advances to Loncor	—	(2,782)	—	157,114
Investment and advances to BRC/NBI	(2,737)	49,540	8,287	3,543

	(4,292,506)	(3,228,729)	(5,055,686)	(8,971,407)

Financing activities
Common shares issued and exercise of stock options for cash	18,204,831	13,269	21,108,677	4,183,145

Effect of foreign exchange on cash held in
foreign currency	(430,676)	1,452,677	(693,006)	4,566,487

Net increase (decrease) in cash during the period	13,890,645	(2,651,038)	14,476,244	(3,686,208)
Cash, beginning of the period	2,752,612	4,927,823	2,167,013	5,962,993

Cash, end of the period	$16,643,257	$2,276,785	$16,643,257	$2,276,785

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

September 30, 2008

Nature of Business

Banro Corporation’s (the “Company”) business focus is the exploration of mineral properties in the Democratic Republic of the Congo (the “Congo”). The Company was continued under the Canada Business Corporations Act on April 2, 2004. The Company was previously governed by the Ontario Business Corporations Act.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary in the United States, Banro American Resources Inc., and its wholly-owned subsidiaries in the Congo, Banro Congo Mining SARL, Kamituga Mining SARL, Lugushwa Mining SARL, Namoya Mining SARL and Twangiza Mining SARL. All inter-company transactions and balances have been eliminated on consolidation.

Basis of Presentation

These interim consolidated financial statements have been prepared using the same accounting policies and methods of computation as the audited financial statements and do not include all the disclosures as required for annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2007.

Property, Plant and Equipment	Property, plant and equipment is recorded at cost less accumulated amortization. Amortization is recorded as follows:

Furniture and fixtures	-	20% declining balance basis
Office equipment	-	Straight line over four years
Vehicles	-	Straight line over four years
Communication equipment	-	Straight line over four years
Field camps	-	Straight line over four years
Surveying equipment	-	Straight line over four years
Geochemistry	-	Straight line over four years
Field equipment	-	Straight line over four years
Leasehold improvements	-	Straight line over five years

Asset Impairment

The Company monitors events and changes in circumstances which may require an assessment of the recoverability of its long lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value.

Foreign Currency Translation	These consolidated financial statements are expressed in the functional currency of the Company, United States dollars.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

September 30, 2008

The Company’s foreign operations are all considered integrated operations and are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the period; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the period, except for amortization which is translated at its corresponding historical rate. Realized exchange gains and losses are included in the consolidated statements of operations and other comprehensive loss.

Deferred Exploration

Expenditures

Exploration costs relating to mineral properties and rights are deferred and carried as an asset until the results of the projects are known. As the Company currently has no operational income, any incidental revenues earned in connection with these properties or related exploration activities are applied as a reduction to capitalized exploration costs. If a property is determined to be non-commercial, non-productive or its value is impaired, those costs in excess of estimated recoveries are written off to operations.

Stock Options

The Company has a stock option plan, which is described in Note 6(d). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted is recorded as a compensation expense in the financial statements. Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to share capital. Shares are issued from treasury upon the exercise of stock options.

Asset Retirement Obligations

The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. The Company had no asset retirement obligations on its balance sheet as at September 30, 2008.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

September 30, 2008

Financial Instruments – recognition

and measurement

Held-for-trading financial instruments which include cash and cash equivalents are initially measured at fair value and changes in fair value are recognized in net income for the period.

Loans and receivables, held-to-maturity financial instruments and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Gains or losses resulting from revaluation and impairment write-downs are recognized in net income for the period. The Company’s short term investments are classified as held-to maturity. Accounts receivable are classified as loans and receivables while accounts payable are classified as other financial liabilities.

Available-for-sale financial assets, which include the Company’s investment in BRC DiamondCore Ltd., are recorded at fair value, with unrealized changes in fair value recorded in other comprehensive income (loss) except for losses in value that are considered other than temporary.

Income Taxes

The asset and liability method is used to determine income taxes. Pursuant to this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying values and tax bases of assets and liabilities. Future tax assets and liabilities are measured using substantially enacted tax rates expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the substantive enactment date. Net future income tax assets are offset by valuation allowances to the extent that they are not more likely not to be realized.

Loss per Share

Loss per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the period. Diluted earnings per share is calculated using the treasury method. The treasury method, which assumes that outstanding stock options with an average exercise price below market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.

Use of Estimates

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

September 30, 2008

the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions include those related to the recoverability of deferred exploration expenditures.

Variable Interest Entities

Variable Interest Entities (“VIE’s”) are consolidated by the Company when it is determined that it will, as the primary beneficiary, absorb the majority of the VIE’s expected losses or expected residual returns. The Company currently does not have any VIE’s.

Future Accounting Standards

International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board (“AcSB”) of the Canadian Institute of Chartered Accountants (“CICA”) confirmed that Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) for publicly accountable enterprises will be converged with International Financial Reporting Standards (“IFRS”) effective in the calendar year 2011. The conversion to IFRS will be required, for the Company, for interim and annual financial statements beginning on January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. In the period leading up to the conversion, the AcSB will continue to issue accounting standards that are converged with IFRS such as IAS 2 “Inventories” and IAS 38 “Intangible Assets”, thus mitigating the impact of adopting IFRS at the mandatory transition date. The Company will monitor changes arising from this convergence and as required by CSA Staff Notice 52-320, the Company will be discussing the status of key elements and timing of the changeover plan in the December 31, 2008 MD&A.

Goodwill and intangible assets

In February 2008, the CICA issued accounting standard Section 3064, Goodwill and intangible assets, replacing Section 3062 Goodwill and intangible assets and Section 3450, Research and development costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. Section 3064 will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. The Company does not anticipate the adoption of this standard to have a significant impact on its consolidated financial statements.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

September 30, 2008

Accounting Changes

Capital Disclosures

In February 2007, the CICA issued accounting standard Section 1535, Capital Disclosures which is effective for fiscal years beginning on or after October 1, 2007. Section 1535 requires disclosure of information that enables users of its financial statements to evaluate the entity’s objectives, policies and processes for managing capital. The Company adopted this standard commencing in the 2008 fiscal year. See Note 13 for additional details.

Financial Instruments – Disclosure and Presentation

In February 2007, the CICA issued accounting standards Section 3862, Financial Instruments – Disclosure and Section 3863, Financial Instruments – Presentation, which are effective for fiscal years beginning on or after October 1, 2007. Section 3862 requires financial statement disclosure to enable users to evaluate the significance of financial instruments for the Company’s financial position and performance and the nature and extent of risks arising from financial instruments that the Company is exposed to during the reporting period and at the balance sheet date and how the Company is managing those risks. Also, Section 3862’s purpose is to enhance the financial statement’s users understanding of the significance of the financial instruments to the Company’s financial position, performance and cash flows. The Company adopted this standard in the 2008 fiscal year. See Note 12 for additional details.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

September 30, 2008

1.	Interest in Congolese Subsidiaries

The Company operates primarily in one operating segment and its assets located in the Congo, including its interests in gold properties, may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company’s activities in this country or may result in the impairment or loss of part or all of the Company’s interest in the properties.

2.	Short Term Investments

The Company has invested in a Cdn$ discount note with an interest rate of 2.75% per annum, a maturity of November 19, 2008 and a market value of $2,269,682 (Cdn$ 2,415,326).

3.	Investment in BRC DiamondCore Ltd. (formerly BRC Diamond Corporation)

The Company owns 3,744,032 common shares, representing a 14.35% (December 31, 2007 – 27.43%) equity interest, in BRC DiamondCore Ltd. (“BRC”) with a quoted market value of approximately $2,744,249 (December 31, 2007 - $26,438,856). In addition, as at September 30, 2008, an amount of $4,549 was payable to BRC with respect to the Company’s share of common expenses in the Congo. As at September 30, 2008, the Company recognized an unrealized loss of $3,130,588 to other comprehensive income to adjust the Company’s investment in BRC to its fair market value of $2,744,249 as at September 30, 2008. The principal business of BRC is the acquisition and exploration of diamond properties.

On February 11, 2008, BRC completed the acquisition of all of the outstanding shares of Diamond Core Resources Limited (“Diamond Core”), a South African diamond exploration company. As the consideration for this acquisition, BRC issued to Diamond Core shareholders one common share of BRC for every 24.5 Diamond Core shares held (subject to the rounding of fractional shares), such that immediately following the completion of the acquisition, BRC had outstanding approximately 25.74 million shares and former Diamond Core shareholders held approximately 47% of BRC’s outstanding shares.

As a result of this transaction, the Company’s equity interest in BRC was reduced to approximately 14.55% and a dilution gain of $11,363,090 was recorded. The Company no longer exercises significant influence over the operations of BRC and therefore has reclassified this equity investment as available-for sale. As at June 30, 2008, the Company recognized an unrealized loss of $8,141,380 to other comprehensive income to adjust the Company’s investment in BRC to its fair market value of $5,874,835 as at June 30, 2008. The full unrealized loss was considered to be an other than temporary decline in the investment and transferred to net income (loss).

Prior to February 11, 2008, the assets and liabilities of BRC were translated in US $ at the period end rate of exchange for the purpose of incorporation in the Company’s consolidated financial statements, using the equity method. Accumulated exchange gains and losses arising from such translation were reported in the consolidated balance sheets under accumulated other comprehensive income (loss) as a separate component of shareholders’ equity. As of December 31, 2007, the carrying value of the investment was $3,504,221. In addition, as at December 31, 2007, an amount of $3,739 was due to BRC with respect to the Company’s share of common expenses in the Congo.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

September 30, 2008

4.	Property, Plant and Equipment

September 30, 2008	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$ 202,882	$ 73,653	$ 129,229
Office equipment	513,505	359,030	154,475
Vehicles	977,448	705,046	272,402
Communication equipment	93,343	52,525	40,818
Field camps	600,543	378,964	221,579
Surveying equipment	106,781	74,130	32,651
Geochemistry	173,186	125,099	48,087
Field equipment	32,011	17,812	14,199
Leasehold improvements	154,260	133,329	20,931

	$ 2,853,959	$ 1,919,588	$ 934,371

December 31, 2007	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$ 167,656	$ 52,781	$ 114,875
Office equipment	474,300	317,463	156,837
Vehicles	772,716	519,335	253,381
Communication equipment	59,417	36,756	22,661
Field camps	488,104	278,880	209,224
Surveying equipment	90,057	55,663	34,394
Geochemistry	171,170	92,627	78,543
Field equipment	32,011	11,810	20,201
Leasehold improvements	152,470	125,706	26,764

	$ 2,407,901	$ 1,491,021	$ 916,880

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

September 30, 2008

5.	Deferred Exploration Expenditures

Deferred Exploration Expenditures

	Nine month period ended September 30, 2008	Year ended December 31, 2007 (Audited)	Cumulative from inception in April 1994 to September 30, 2008

Exploration costs	$33,806,908	$ 26,027,624	$ 106,708,518
Stock option compensation expense	386,882	3,446,115	6,819,208
Amortization of plant and equipment	403,034	481,495	1,657,500
Deconsolidation of Loncor	-	-	(332,127)

Net expenditures	34,596,824	29,955,234	114,853,099
Effect of exchange rate change	-	-	2,511

	34,596,824	29,955,234	114,855,610
Write-off	-	-	(16,191,442)

	$34,596,824	$ 29,955,234	$ 98,664,168

Mineral Rights
	Nine month period ended September 30, 2008	Year ended December 31, 2007 (Audited)	Cumulative from inception in April 1994 to September 30, 2008
Mineral rights	$ -	$ -	$ 9,701,194
Write-off	-	-	(9,681,194)

	$ -	$ -	$ 20,000

Mineral rights and deferred exploration expenditures, capitalized prior to fiscal year 2000, were written off in 2000.

Total deferred exploration expenditures, September 30, 2008 (Unaudited)	$ 98,684,168

Total deferred exploration expenditures, December 31, 2007 (Audited)	$ 64,087,344

Included in total deferred exploration expenditures is a total cost of $866,549 paid by the Company to maintain the Banro Foundation, a charitable organization that promotes social responsibilities of the Company.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

September 30, 2008

6.	Share Capital

(a)	Authorized Share Capital

Unlimited number of common shares

Unlimited number of preference shares, issuable in series

(b)	Issued Share Capital – Common Shares

On September 17, 2008, the Company completed a financing involving the issuance of 11,000,000 units of the Company at a price of $1.75 per unit for gross proceeds of $19,250,000. Each unit consisted of one common share and one half of one common share purchase warrant. Each whole warrant (a “Warrant”) entitles the holder to purchase one common share of the Company for $2.20 until September 17, 2011. The underwriters who conducted the financing were RBC Capital Markets as lead manager, CIBC World Markets Inc., UBS Securities Canada Inc. and Raymond James Ltd. In addition, the Company granted to the underwriters an option, exercisable until October 17, 2008, to purchase up to an additional 1,000,000 common shares and 500,000 Warrants at a price of $1.75 per unit. This option was exercised in full, resulting in the issuance of 1,000,000 common shares and 500,000 Warrants of the Company on September 26, 2008 for gross proceeds of $1,750,000.

(c)	Share Purchase Warrants

As at September 30, 2008, the Company had outstanding Warrants to purchase 6,000,000 common shares of the Company at a price of $2.20 per share until September 17, 2011.

(d)	Stock Options

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company or any of its subsidiaries.

Under this Stock Option Plan, for options granted prior to January 16, 2006, the options vest 25% immediately at grant date and 25% on each of the three consecutive six-month periods subsequent to the issuance. For options granted after January 16, 2006, 75% vest on the 12 month anniversary of their grant date and the remaining 25% of the options vest on the 18 month anniversary of their grant date. As at September 30, 2008, the Company had 3,367,250 stock options outstanding to acquire common shares at a weighted-average price of Cdn$10.15 per share, expiring at various dates between October 2008 and September 2013.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

September 30, 2008

6.	Share Capital - (continued)

(d)	Stock Options - (continued)

The following table summarizes information about stock options during the period:

	Number of Options	Weighted average exercise price Cdn$

Outstanding at December 31, 2005	4,297,000	$ 3.70
Exercised	(1,512,949)	(2.90)
Forfeited	(90,000)	(7.61)
Granted	2,117,000	13.90

Outstanding at December 31, 2006	4,811,051	8.36
Exercised	(1,259,500)	(4.21)
Forfeited	(224,000)	(14.63)
Granted	363,000	12.52

Outstanding at December 31, 2007	3,690,551	9.81
Exercised	(622,801)	(4.70)
Granted	299,500	3.10
Outstanding at September 30, 2008	3,367,250	$10.15

The following table summarizes information about stock options outstanding and exercisable at September 30, 2008:

	Options outstanding and exercisable
Date of grant	Number outstanding at 09/30/08	Options Exercisable at 09/30/08	Exercise price Cdn$	Expiry date

10/16/03	22,500	22,500	2.00	10/16/08
01/21/04	200,000	200,000	3.00	01/21/09
02/03/04	100,000	100,000	3.00	02/03/09
03/16/04	350,000	350,000	4.10	03/16/09
06/24/04	28,000	28,000	4.00	06/22/09
10/06/04	10,000	10,000	4.00	10/06/09
12/14/04	5,000	5,000	4.50	12/14/09
02/11/05	90,000	90,000	4.70	02/10/10
07/19/05	3,750	3,750	5.25	07/19/10
08/31/05	45,000	45,000	6.60	08/31/10
09/09/05	52,500	52,500	6.68	09/09/10
01/25/06	250,000	250,000	11.25	01/25/11
02/06/06	20,000	20,000	11.25	02/06/11
10/24/06	596,000	596,000	13.52	10/24/11
12/18/06	960,000	960,000	15.00	12/18/11
3/29/07	35,000	35,000	15.00	3/29/12
8/24/07	300,000	225,000	12.00	8/24/12
9/26/08	299,500	-	3.10	9/26/13
	3,367,250	2,992,750

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

September 30, 2008

6.	Share Capital - (continued)

(d)	Stock Options - (continued)

During the nine month period ended September 30, 2008, the Company granted to employees stock options to purchase 299,500 common shares of the Company at a price of Cdn$3.10 exercisable until September 26, 2013. The Company recognized in the statement of operations as an expense $1,115,113 (September 30, 2007 - $4,148,967) representing the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company’s Stock Option Plan. The Company extended by one year to January 21, 2010, the expiry date of 200,000 stock options previously granted to a director of the Company. These options were fully vested as of July 2005. An additional expense of $36,329 with respect to this modification of the terms of a stock option award was calculated in accordance with CICA section 3870.55 and is included in the amount recognized in the statement of operations. The expense reflects the incremental fair value of the options calculated as the difference between the value of the modified options and the value of the old options immediately before their terms were modified. In addition, an amount of $386,882 (September 30, 2007 - $2,485,317) related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized as deferred exploration expenditures. These amounts were credited accordingly to contributed surplus in the balance sheet.

The Black-Scholes option-pricing model was used to estimate values of all stock options granted in 2008 based on the following factors:

(i)	risk-free interest rate: 2.83% (2007 – 3.83% to 4.23%)
(ii)	expected volatility: 72.22% (2007 – 51.63% to 52.51%)
(iii)	expected life: 3 years (2007 – 5 years)
(iv)	expected dividends: $Nil (2007 - $Nil)

A summary of the status of the Company’s non-vested options as at September 30, 2008 and changes during the period is presented below:

Non-vested options	Number of Options	Weighted average grant date fair value (Cdn$)
Non-vested at December 31, 2007	724,000	$ 6.09
Granted	299,500	1.31
Vested	(649,000)	6.21

Non-vested at September 30, 2008	374,500	$ 2.06

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

September 30, 2008

(e)	Loss per Share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the nine month period ended September 30, 2008, amounting to 40,844,862 (September 30, 2007 – 39,619,324) common shares. For the quarters ended September 30, 2008 and 2007, the weighted average number of common shares outstanding was 42,080,764 and 39,770,209, respectively.

Fully diluted loss per share has not been presented since the exercise of the stock options and Warrants would be anti-dilutive.

7.	Related Party Transactions

Directors fees of $85,000 (September 30, 2007 - $67,500) were paid to non-executive directors of the Company during the nine month period ended September 30, 2008.

Legal fees of $699,399 (September 30, 2007 - $366,210), incurred in connection with the Company’s financing as well as general corporate matters, were paid to a law firm of which one partner is a director of the Company and another partner is an officer of the Company. At September 30, 2008, $436,832 (December 31, 2007 - $9,551) owing to this legal firm was included in accounts payable.

These transactions are in the normal course of operations and are measured at the exchange amount.

The Company acts as a guarantor of a Cdn$6,000,000 line of credit that RBC Dominion Securities has provided to BRC (see note 11 for additional information regarding this arrangement).

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

September 30, 2008

8.	Lease Commitments

The Company’s future minimum lease commitments for office premises as at September 30, 2008 for the following three years are as follows:

2008	$ 31,376
2009	101,371
2010	66,118
$ 198,865

9.	Segmented Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Democratic Republic of the Congo. Geographic segmentation of capital assets and deferred exploration costs is as follows:

	September 30, 2008	December 31, 2007

Democratic Republic of the Congo – deferred exploration costs	$ 98,684,168	$ 64,087,344
Democratic Republic of the Congo – capital assets	852,907	871,577
Corporate – capital assets	81,464	45,303
	$ 99,618,539	$ 65,004,224

10.	Significant Non-cash Transactions

During the period indicated the Company undertook the following significant non-cash transactions:

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007

Amortization included in deferred exploration expenditures	$125,997	$120,407	$403,034	$360,243
Stock option compensation included in deferred exploration expenditures	$167,047	$621,491	$386,882	$2,485,317

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

September 30, 2008

11.	Commitments and Guarantees

RBC Dominion Securities Inc. (the “Lender”) has provided BRC a Cdn$6,000,000 line of credit (the “Facility”). The Facility was first made available to BRC in October 2007 originally in the amount of Cdn$3,000,000 and subsequently increased to Cdn$6,000,000 in February 2008. The Company agreed to act as guarantor of the Facility. The said guarantee is secured by way of a pledge of the Company’s investments with the Lender. In connection with the guarantee, the Company and BRC entered into an agreement dated as of October 29, 2007 pursuant to which BRC agreed to repay all amounts outstanding under the Facility and to terminate the Facility by July 28, 2008. BRC has not repaid all amounts outstanding under the Facility. There is currently outstanding under the Facility principal in the amount of Cdn$5,850,000 and accrued interest in the amount of Cdn$242,485. BRC is not in default under the Facility. BRC is responsible for making interest payments under the Facility. The Company has not assumed these obligations. Although BRC has advised the board of directors of the Company that BRC continues to actively seek to raise the capital and fully expects to repay the Facility, there can be no assurance that BRC will be able to repay the Facility. Until such time as BRC repays the Facility in full and the Facility is terminated, the Company will not be able to use the portion of the investments pledged to the Lender required to fully secure the Facility to fund the Company’s operations. In addition, if BRC is unable to repay the Facility when requested by the Lender and the Company’s guarantee is called, the Company will be obligated to pay the amount outstanding under the Facility, which will adversely affect the Company’s liquidity and capital resources.

12.	Financial instruments and risk management

Fair value of financial instruments

The balance sheet carrying amounts for cash, accounts receivable, short-term investments and accounts payable approximate fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Foreign exchange risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions is denominated in Canadian dollars and in Congolese francs. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of operations and other comprehensive income (loss). The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as at September 30, 2008. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against foreign currencies as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the same foreign currencies would have had the equal but opposite effect as at September 30, 2008.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

September 30, 2008

12.	Financial instruments and risk management (continued)

	Canadian dollars	Congolese francs	South African rand	Australian dollars	British pounds
Cash	1,082,986	198,352	64,391	-	-
Short-term investments	2,415,545	-	-	-	-
Accounts receivable and prepaid expenses	67,454	-	23,662	-	9,957
Accounts payable	(974,348)	-	(1,820,384)	(9,349)	(18,928)
Total foreign currency net working capital	2,591,637	198,352	(1,732,331)	(9,349)	(8,971)
US$ exchange rate	0.9397	0.0018	0.1203	0.7915	1.7784
Total foreign currency net working capital in US$	$2,435,361	$ 357.03	$ (208,399)	$ (7,400)	$ (15,954)
Impact of a 10% strengthening of the US$ on net loss	$ 243,536	$ 35.70	$ (20,840)	$ (740)	$ (1,595)
Impact of a 10% strengthening of the US$ on other comprehensive income	$ -	$ -	$ -	$ -	$ -

Credit risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and short-term investments. Cash as well as short-term investments are maintained with several financial institutions of reputable credit and may be redeemed upon demand. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient cash to meet its liabilities when they are due. Temporary surplus funds of the Company are invested in short term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

As discussed in note 11, the guarantee provided for BRC will have an impact on the Company’s liquidity risk if BRC is unable to meet its obligations with the Lender.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

September 30, 2008

12.	Financial instruments and risk management (continued)

Mineral property risks

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company’s assets.

13.	Capital Management

The Company manages its cash and cash equivalents, common shares, Warrants and stock options as capital. The Company’s policy is to maintain sufficient capital base in order to meet its short term obligations and at the same time preserve investors’ confidence required to sustain future development of the business. The Company has deliberately minimized the dilution of shareholder value to date by carefully controlling the issuance of shares and by attracting shareholders who understand the long term value of the business being developed. The Company intends to maintain this approach throughout the development stage of the Company.

14.	Comparative Figures

The prior period figures have been reclassified to conform to the current presentation.

15.	Generally Accepted Accounting Principles in Canada and the United States

The Company’s accounting policies do not differ materially from accounting principles generally accepted in the United States except for the following:

(a)	Employee and Director Stock Options

Prior to 2003, the Company accounted for employee and director stock options under APB Opinion No. 25 under which no compensation cost is recognized when the exercise price equals or exceeds the fair value at the date of grant. The Company recognized no compensation cost as no stock options were granted with an exercise price less than fair value.

Under Canadian GAAP, effective January 1, 2002 on a prospective basis, the Company adopted the new Canadian Institute of Chartered Accountants (“CICA”) policy of accounting for stock based compensation. Compensation expense on stock options granted to directors, officers and employees, was not recorded. However, disclosure of the effects of accounting for the compensation expense, utilizing the fair value method estimated using the Black-Scholes Option Pricing Model, was disclosed as pro-forma information.

Under Canadian GAAP, effective January 1, 2003 on a prospective basis, the Company commenced the expensing of all stock based compensation for new stock option grants applying the fair value method estimated by using the Black-Scholes Option Pricing Model.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

September 30, 2008

For U.S. GAAP the Company has adopted effective January 1, 2003 on a prospective basis, the fair value recognition provisions of SFAS 123.

(b)	Mineral Properties

U.S. GAAP requires that costs pertaining to mineral properties with no proven reserves be reflected as expenses in the period incurred.

(c)	Equity Investment

For U.S. GAAP purposes the equity loss from the investee must be increased by the costs pertaining to mineral properties with no proven reserves. In addition, as the investee is a self sustaining operation, account needs to be made of the cumulative translation adjustment relating to the conversion of the assets and liabilities of the investee into U.S. dollars.

Under U.S. GAAP, the Company has to include dilution gains (losses) in capital because the investee is in the exploration stage. Under Canadian GAAP the dilution gains are included in net income (loss).

(d)	Financial instruments and other comprehensive income

Effective January 1, 2007, the Company adopted CICA accounting standards related to Comprehensive Income and Financial Instruments. These accounting statements have been adopted on a prospective basis and prior periods have not been restated. The adoption of these standards in Canada eliminated previous U.S. GAAP reconciliations with respect to the recognition and measurement of financial instruments.

(e)	Recently issued United States Accounting Standards

In May 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. This statement identifies the sources of accounting principles and the framework selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles (“GAAP”) in the United States. This statement will be effective 60 days following the SEC’s approval of the PCAOB amendment to AU section 411 “the meaning of Present Fairly in Conformity with GAAP”. The Company does not expect the adoption of SFAS No. 162 to have a material impact on its financial condition or results of operations.

In March 2008, the FASB issued SFAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities, an amendment to Statement No. 133”. This statement changes the disclosure requirements for derivatives and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedge items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedge items affect an entity’s financial position, financial performance and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early adoption encouraged. This statement encourages but does not require comparative disclosures for earlier periods at initial adoption. The Company does not expect the adoption of SFAS 161 to have a material impact on its financial condition or its results of operations.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

September 30, 2008

(f)	Correction of Error

Under U.S. GAAP, the Company has the option to include dilution gains (losses) in either net income (loss) or in capital. In previous years, the Company elected to record dilution gains in the income statement. Per SAB Topic 5-H (SEC 4940) because the investee is in the exploration stage, the dilution gains must be included in capital. The Company is therefore amending the treatment of the dilution gains to conform to SAB Topic 5-H (SEC 4940).

The effect of the correction of the error is as follows:

	Three months ended September 30, 2007	Nine months ended September 30, 2007

Increase in net loss	$ (6,328)	$ (1,288,424)
Increase in total comprehensive loss	$ (6,328)	$ (1,169,380)
Increase in loss per share (basic and diluted)	$ (0.00)	$ (0.03)

(g)	Loss of Significant Influence

Under Canadian GAAP, if an investor holds less than 20% of the voting interest in an investee, it is presumed that the investor does not have the ability to exercise significant influence, unless such influence is clearly demonstrated. Subsequent to the dilution of the Company’s investment in BRC from 27.43% to 14.35%, under Canadian GAAP continued influence could not be clearly demonstrated. Under U.S. GAAP, the SEC staff position does not begin with the presumption that the investor does not have the ability to exercise significant influence and requires all forms of investment to be evaluated in the determination of the degree of influence. In particular, the SEC would consider the guarantee provided to an investee in the early stages of operations to be an indication of the investor effectively funding the investee’s losses. Therefore, under U.S. GAAP, taking into consideration SEC staff positions, it was concluded that the Company had not lost significant influence and would continue to account for the investment using the equity method. This investment has been accounted for as an available-for-sale investment under Canadian GAAP subsequent to the loss of significant influence.

The information with respect to the Company’s share of BRC’s loss from operations for the three months ended September 30, 2008 is not available; however, the effect of the dilution of the Company’s interest in BRC following the recent issuance of shares has been taken into account.

The statement of cash flows has been adjusted to reflect cash pledged to the guarantee of BRC’s liability to the Lender. Under U.S. GAAP, cash that is pledged against a guarantee must be classified as restricted cash. See Note 11 for additional discussion.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

September 30, 2008

The impact of the foregoing on the financial statements is as follows:

Statement of Operations

	Three months ended September 30,		Nine months ended September 30,

	2008	2007	2008	2007

Loss per Canadian GAAP	$(1,499,979)	$(725,777)	$(1,450,229)	$(1,875,111)
Equity loss adjustment
	—	(467,519)	(3,093,214)	(959,167)
Deferred exploration	(12,738,903)	(6,786,766)	(34,596,824)	(20,200,658)
Impairment adjustment	—	—	4,916,043	—
Dilution gain adjustment (Note 15 (f))	—	(6,328	(11,363,090)	(1,288,424)

Loss per U.S. GAAP	(14,238,882)	(7,986,390)	(45,587,314)	(24,323,360)

Other comprehensive loss – Cumulative
translation adjustment
	(9,222)	(466,706)	(568,298)	(479,608)
Other comprehensive gain – Adjustment for
shares available-for-sale	—	—	—	28,237

Total comprehensive loss	$(14,238,104)	$(8,453,096)	$(46,155,612)	$(24,774,731)

Loss per share (basic and diluted)	$(0.34)	$(0.20)	$(1.12)	$(0.61)

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

September 30, 2008

Balance Sheet

	September 30, 2008	December 31, 2007
		(restated)
Total assets per Canadian GAAP	$ 121,626,509	$ 100,856,360
Equity investment	3,070,022	(3,504,220)
Deferred exploration	(98,684,168)	(64,087,344)

Total assets per U.S. GAAP	$ 26,012,363	$ 33,264,796

Total liabilities per Canadian GAAP	$7,175,090	$ 3,597,956
Equity investment	-	422,182

Total liabilities per U.S. GAAP	$ 7,175,090	$ 4,020,138

Shareholders’ equity per Canadian GAAP	$ 114,451,419	$ 97,258,404
Equity investment adjustments	3,070,022	(3,926,402)
Deferred exploration	(98,684,168)	(64,087,344)

Total shareholders’ equity per U.S. GAAP	$18,837,273	$ 29,244,658

Total liabilities and shareholders’ equity per U.S. GAAP	$ 26,012,363	$ 33,264,796

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

September 30, 2008

Cash Flow

	Nine months ended September 30,

	2008	2007

Cash flow used in
Operating activities per Canadian GAAP	$(883,741)	$(3,464,433)
Deferred exploration	(31,402,913)	(18,252,580)

Operating activities per U.S. GAAP	(32,286,654)	(21,717,013)

Investing activities per Canadian GAAP	(5,055,686)	(8,971,407)
Deferred exploration	31,402,913	18,252,580
Cash restricted by BRC guarantee	(5,725,108)	—

Investing activities per U.S. GAAP	20,622,119	9,281,173

Financing activities per U.S. GAAP	21,108,677	4,183,145

Effect of foreign exchange on cash	(693,006)	4,566,487
Net increase (decrease) in cash during the period	8,751,136	(3,686,208)
Cash, beginning of the period	2,167,013	5,962,993

Cash, end of the period	$10,918,149	$2,276,785

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

September 30, 2008

h)	Exploration Stage Company

The Company meets the definition of a development stage enterprise under Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises. As such, the following disclosure of the consolidated summarized statements of loss and deficit and cash flows since inception of the Company are required under U.S. GAAP:

Consolidated summarized statement of loss and deficit – U.S. GAAP

For the period from inception to September 30, 2008

Exploration expenses	$ (124,556,804)
General and administrative expenses	(39,301,482)
Interest income	5,776,176
Other	(12,508,124)
Net loss from inception to September 30, 2008, being the deficit accumulated during the exploration stage	$ (170,590,234)

Consolidated summarized statement of cash flows – U.S. GAAP

For the period from inception to September 30, 2008

Cash flows used in operating activities	$ (153,181,488)
Cash flows used in investing activities	20,827,535
Cash flows provided by financing activities	136,899,468
Effect of exchange rates on cash	6,372,634
Cumulative increase in cash from inception being Cash, September 30, 2008	$ 10,918,149

EXHIBIT 2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THIRD QUARTER OF 2008

1

BANRO CORPORATION

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS - THIRD QUARTER 2008

The following management’s discussion and analysis (“MD&A”), which is dated as of November 12, 2008, provides a review of the activities, results of operations and financial condition of Banro Corporation (the “Company”) as at and for the three and nine month periods ended September 30, 2008, as well as future prospects of the Company. This MD&A should be read in conjunction with the unaudited consolidated financial statements of the Company as at and for the three and nine month periods ended September 30, 2008 (the “Q3 2008 Financial Statements”), together with the MD&A and audited consolidated financial statements of the Company as at and for the year ended December 31, 2007. As the Company’s financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unl ess otherwise specified. Additional information relating to the Company, including the Company’s annual information form, is available on SEDAR at www.sedar.comand on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of capital costs, mineral resource and mineral reserve estimates, potential mineralization, exploration results and future plans and objectives of the Company are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainties relating to the availability and costs of financing needed in the future, uncertainty of estimates of capital and operating costs, production estimates and estimated economic return, the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects, failure to establish estimated mineral resources or mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company’s expectations, changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo (the “DRC”), fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company’s activities, the uncertainties involved in interpreting drilling results and other geological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

2

General

The Company is engaged in the acquisition and exploration of gold properties. The Company’s main exploration focus is in the South Kivu and Maniema Provinces of the DRC where the Company holds, through four wholly-owned DRC subsidiaries, a 100% interest in four gold projects, Twangiza, Namoya, Lugushwa and Kamituga. As well, the Company’s wholly-owned DRC subsidiary, Banro Congo Mining SARL, holds title to 14 exploration permits (the “Banro Congo PRs”) covering ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa projects, covering an area of 2,711 square kilometers.

On September 17, 2008, the Company completed a financing involving the issuance of 11,000,000 units of the Company at a price of $1.75 per unit for gross proceeds of $19,250,000. Each unit consisted of one common share and one half of one common share purchase warrant. Each whole warrant (a “Warrant”) entitles the holder to purchase one common share of the Company for $2.20 until September 17, 2011. The underwriters who conducted the financing were RBC Capital Markets as lead manager, CIBC World Markets Inc., UBS Securities Canada Inc. and Raymond James Ltd. In addition, the Company granted to the underwriters an option, exercisable for a period of 30 days after the date of closing, to purchase up to an additional 1,000,000 common shares and 500,000 Warrants at a price of $1.75 per unit. This option was exercised in full, resulting in the issuance of 1,000,000 common shares and 500,000 Warrants of the Company on September 26, 2008 for gross proceeds of $1,750,000.

In August 2008, the Company announced that its interim consolidated financial statements and related MD&A for the three month period ended March 31, 2008 have been restated and refiled on SEDAR at www.sedar.com. The Company determined that an adjustment was required in the accounting for the dilution of its interest in BRC DiamondCore Ltd. (“BRC”) and the treatment of its loss of significant influence. The dilution of the Company’s interest in BRC resulted from the acquisition by BRC of Diamond Core Resources Limited on February 11, 2008. Pursuant to such transaction, the Company’s ownership interest in BRC was reduced from 27% to 14%. The impact of the restatement was to increase net income by $11,363,090, decrease contributed surplus by $333,270 and decrease accumulated other comprehensive income by $11,029,820. This resulted in a net income per share of $0.24 from a previously reported net loss per share of $0.04. For further discussion, see the explanatory note included in the restated interim consolidated financial statements for the three month period ended March 31, 2008. The changes to the financial statements referred to above are of a non-cash nature and have no effect on the Company’s financial position or operations.

The Company also re-examined the accounting treatment for dilution gains for the purposes of the reconciliation of its financial statements to United States generally accepted accounting principles (“U.S. GAAP”) in its consolidated financial statements for the years ended December 31, 2007 and 2006. The Company determined that gains related to the dilution of BRC should have been recorded in capital as a result of Staff Accounting Bulletin Topic 5-H (SEC 4940) which outlines the SEC staff position on certain dilution gains related to development stage companies. The Company re-filed its consolidated financial statements for the year ended December 31, 2007 and 2006 on September 2, 2008. The changes only affected the reconciliation of Canadian GAAP to U.S. GAAP. There was no impact on the Company’s a udited annual financial statements prepared in accordance with Canadian GAAP.

During the third quarter of 2008 and up to the date of this MD&A, the Company continued its exploration activities at Twangiza, Namoya and Lugushwa. Exploration activities at all three projects consisted of core drilling as well as gridding, soil sampling, trenching and rock sampling and geological mapping. The Company has to date completed the pre-feasibility drilling program at Namoya as well as the full feasibility drilling program at Twangiza. With the completion of the two drilling programs, the Company has postponed all drilling activities and is focusing its exploration efforts on the delineation of several new mineral prospects which have been identified at its Twangiza, Lugushwa and Namoya projects and within its 14 exploration permits. This low-cost exploration program consists of gridding, mapping, and soil, stream and rock sampling. These new prospects were identified through the LiDAR, airborne magnetic and radiometric surveys completed in 2007 and 2008. The Company is also focusing on the completion of the full feasibility study of the Twangiza project as well as the completion of the pre-feasibility study of the Namoya project. In response to continuing deterioration of global economic conditions and problems in the credit markets, the Company is scaling back its operations by postponing drilling activities as noted above and implementing cost-saving measures in every area of its business in order to preserve cash.

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Twangiza Project

In a press release dated July 7, 2008, the Company announced the results of the pre-feasibility study of the Company’s Twangiza project. The pre-feasibility study was prepared by a number of independent consulting companies, including SRK Consulting, Cardiff (mineral reserve/resource), SRK Consulting, Johannesburg (mining, environmental and social), SGS Lakefield, Johannesburg (metallurgical testwork), Knight Piésold Ltd., Vancouver (power), AMEC, UK (tailings dam) and SENET, Johannesburg (processing and infrastructure). SENET also undertook the pre-feasibility economic valuation and report compilation. Full details with respect to the Twangiza pre-feasibility study are included in the technical report of SENET dated August 13, 2008 and entitled “Pre-Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo" (the “Twangiza PFS Report”). A copy of the Twangiza PFS Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Also in July 2008, the Company announced further results from the in-fill drilling program at the Twangiza project. Assay results were reported for an additional 30 core holes drilled at the Twangiza North and Twangiza Main deposits since the previous drilling update in May 2008. These 30 core holes, which were drilled as part of the Company’s full feasibility study, were not included in the mineral resource estimates that were used for the Twangiza pre-feasibility study announced on July 7, 2008.

In October 2008, the Company announced further results from the in-fill drilling program at Twangiza. Assay results were reported for an additional 42 core holes drilled at the Twangiza North and Twangiza Main deposits since the previous drilling update in July 2008. These 42 core holes, which were drilled as part of the Company’s full feasibility study, were not included in the mineral resource estimates that were used for the Twangiza pre-feasibility study announced on July 7, 2008.

The Company has now completed its current drilling program at Twangiza, the objective of which is to upgrade mineral resources into the measured and indicated resource categories with the goal of determining ore reserves as part of the full feasibility study. The full feasibility study of Twangiza is due for completion in January 2009.

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Namoya Project

In July 2008, in reporting on the ongoing pre-feasibility study at the Company’s Namoya project, the Company announced that based on positive, metallurgical testwork results undertaken on Mwendamboko, the main Namoya deposit, the Company has decided to undertake similar testwork on the other deposits of Namoya Summit, Kakula and Muviringu to determine their suitability for heap leaching. The Company has decided to pursue a study of the heap leach option at Namoya since it could have a number of advantages over the CIL option, including: lower capital cost; lower operating cost profile, primarily as a function of lower power requirements; earlier delivery of gold production and cash flow for the Company as compared with the conventional CIL option, owing largely to the much reduced lead time for construction and infrastructure requirements; and the Namoya topographical terrain is well suited for a heap leach facility. The Company expects to announce the results of the pre-feasibility study for Namoya in December 2008. This study is being undertaken by SENET, as well as a number of other independent consultants.

In August 2008, the Company announced further results from the Company’s in-fill core drilling program at its Namoya project. Assay results for an additional 46 core holes were reported. This drilling is part of the pre-feasibility study being undertaken at Namoya with the objective of upgrading inferred mineral resources into the measured and indicated categories, so that open pit ore reserves can be determined as part of the pre-feasibility study.

Additional information with respect to the Namoya project is contained in the technical report dated August 17, 2007 and entitled “Preliminary Assessment NI 43-101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of Congo”. A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov .

Lugushwa Project

Exploration activities at Lugushwa during the third quarter of 2008 consisted mainly of diamond drilling. As at September 30, 2008, twenty-eight core holes totalling 5,015 metres of drilling had been completed for 2008. In total, the Company has completed 93 core holes totalling 15,830 metres of drilling at Lugushwa since the commencement of drilling in 2006. It is expected to carry out an additional 4,985 metres of core drilling at Lugushwa in order to complete a preliminary economic assessment (i.e. a “scoping study”), which is now planned to be completed by the end of the second quarter of 2009, depending on drilling progress.

Other Projects

In June 2008, the Company undertook airborne magnetic and radiometric surveys over the 12 Banro Congo PRs located between Twangiza and Kamituga. A total of 23,680 line kilometres were flown by the end of the third quarter, representing 100% of the total area covered by the said Banro Congo PRs. A LIDAR topographic survey also commenced in June 2008 over the same area, with 24% of the survey completed by the end of the third quarter of 2008. The results of these surveys will be used for target generation and ground follow-up.

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Qualified Person

Daniel K. Bansah, the Company’s Vice President, Exploration and a “qualified person” as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the “SEC ”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used in the Company’s filings, such as “measured”, “indicated”, and “inferred” “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Results of Operations

For the nine month period ended September 30, 2008, the Company reported a net loss of $1,450,229 or $0.04 per share, compared to a net loss of $1,875,111, or $0.05 per share, reported for the nine month period ended September 30, 2007. For the three month period ended September 30, 2008, the Company’s net loss was $1,499,979, or $0.04 per share, compared to a net loss of $725,777, or $0.02 per share, recorded during the three month period ended September 30, 2007. The Company’s short term investments generated interest income of $48,767 and $416,976 during the respective three and nine month periods ended September 30, 2008. The Company’s results for the nine month period ended September 30, 2008 were significantly impacted by the recognition of a gain on dilution of equity interest in BRC DiamondCore Ltd. (formerly named BRC Diamond Corporation) (“BRC”) of $11,363,090 as well as by the subsequent write down of this investment by $8,141,380 due to a decline in value which was considered to be other than temporary. During the three and nine month periods ended September 30, 2008, significant changes in operating expenses occurred in the expense categories described below as compared to the corresponding periods of 2007:

Professional fees

Professional fees, which were mainly legal, audit and accounting fees, decreased to $133,831 and $483,088 during, respectively, the three and nine month periods ended September 30, 2008 from $161,246 and $484,748 for the respective corresponding periods in 2007. Professional fees for the nine months period ended September 30, 2008 did not significantly vary compared to the nine months ended September 30, 2007 as a result of a combination of decreased legal fees and increased audit fees. Legal fees were incurred in connection with the Company’s general corporate activities (including compliance with securities regulatory requirements). Audit fees increased as a result of work related to Sox 404 compliance auditing (a U.S. requirement) which was not required in prior years.

Office and sundry

Office and sundry expenses, which increased by approximately 10% during the three and nine month periods ended September 30, 2008 compared to the respective three and nine month periods ended September 30, 2007, included items such as rent, filing fees, insurance and communication costs. Office and sundry expenses slightly increased to $239,476 and $733,174 for the respective three and nine month periods ended September 30, 2008, from $172,896 and $667,138 for the respective three and nine month periods ended September 30, 2007, mainly as a result of the addition of the Company’s regional office in Johannesburg, South Africa. During the first quarter of 2008, the Company closed its regional office in London, United Kingdom and opened another regional office in Johannesburg, South Africa.

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Salaries

Salary expenses increased to $404,033 and $1,289,835 for the respective three and nine month periods ended September 30, 2008, from $298,034 and $956,133 for the respective three and nine month periods ended September 30. 2007, due to the combination of the addition of new staff at the regional office in Johannesburg, South Africa and the departure of staff in connection with the closing of the regional office in London, United Kingdom.

Employee stock-based compensation

The fair value of employee stock-based compensation decreased to $359,332 and $1,115,113 for the respective three and nine month periods ended September 30, 2008, from $1,230,127 and $4,148,967 for the respective three and nine month periods ended September 30, 2007. Stock-based compensation expense recorded during the first and second quarter of 2008 was mainly in relation to stock options granted during 2007. During the nine month period ended September 30, 2008, the Company granted to employees stock options to purchase 299,500 common shares of the Company at a price of Cdn$3.10 exercisable until September 26, 2013. The Company also extended by one year to January 21, 2010, the expiry date of 200,000 stock options previously granted to a director of the Company. An additional expense of $36,329 with respect to this modification of the terms of a stock option award was calculated in accordance with CICA section 3870.55 and is included in the amount recognized in the statement of operations.

Travel

Travel expenses increased by 30% from $389,356 incurred during the nine month period ended September 30, 2007 to $505,645 for the nine month period ended September 30, 2008. The increase in travel expenses was more significant during the third quarter of 2008 compared to the third quarter of 2007 ($86,189 in 2007 compared to $157,651 in 2008) due to increased visits to the Company’s projects in the DRC, as well as corporate travel costs in relation to the Company’s financing.

Shareholder relations and promotion

Expenses related to shareholder relations and promotion decreased to $100,721 and $447,303 for the respective three and nine month periods ended September 30, 2008, from $179,782 and $451,042 for the respective three and nine month periods ended September 30, 2007, as a result of decreased promotional and investor relations activities during the third quarter of 2008 compared to the third quarter of 2007.

Foreign exchange gain/loss

The Company recorded a foreign exchange loss of $109,846 during the third quarter of 2008, compared to a foreign exchange gain of $1,245,021 recorded during the third quarter of 2007. For the nine month period ended September 30, 2008, foreign exchange loss amounted to $369,418 compared to a foreign exchange gain of $3,159,700 recorded during the corresponding period in 2007. Variations in the foreign exchange amounts for the three and nine month periods ended September 30, 2008 compared to the corresponding periods in 2007 were due to fluctuations in the value of the United States dollar relative to the Canadian dollar.

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Interest income

The Company’s idle cash is invested in US$ and Cdn$ commercial paper and discount notes. During the three and nine month periods ended September 30, 2008, these short term investments generated interest revenue of $48,767 and $416,976, respectively, compared to $487,348 and $1,589,676 generated during the corresponding periods in 2007. The decrease in interest revenue is due in part to lower average yield, as well as to a decreased average balance of short term investments outstanding during the period as a result of redemptions of short term investments to finance the Company’s general corporate activities and exploration expenditures during the nine month period ended September 30, 2008.

Exploration expenditures

During the nine month period ended September 30, 2008, the Company incurred exploration expenditures of $34,596,824 capitalized as deferred exploration expenditures in the Company’s consolidated balance sheet. The allocation of such exploration expenditures by project was as follows:

Twangiza project	$17,443,963
Namoya project	10,978,479
Lugushwa project	5,742,067
Kamituga project	198,361
Banro Congo Mining SARL	233,954

Total	$34,596,824

Summary of Quarterly Results

The following table sets out certain unaudited consolidated financial information of the Company for each of the last eight quarters, beginning with the third quarter of 2008. This financial information has been prepared in accordance with Canadian generally accepted accounting principles.

	2008	2008	2008	2007
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
(revised)
Net (loss) income	$ (1,499,979)	$ (9,555,016)	$ 9,604,766	$ (2,440,694)
Net (loss) income per share	$ (0.04)	$ (0.24)	$ 0.24	$ (0.06)

	2007	2007	2007	2006
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter

Net loss	$ (725,777)	$ (93,980)	$ (1,055,354)	$ (2,449,007)
Net loss per share	$ (0.02)	$ (0.00)	$ (0.03)	$ (0.06)

During the third quarter of 2008, the Company recorded a net loss of $1,499,979 compared to a net loss of $9,555,016 in the second quarter of 2008. During the second quarter of 2008, the Company recorded a net loss of $9,555,016 compared to net income of $9,604,766 reported for the first quarter of 2008. The Company’s results in the second quarter of 2008 were significantly impacted by the write down of its investment in BRC by $8,141,380 due to a decline in value which was considered to be other than temporary. In addition, during the second quarter of 2008, the Company recorded foreign exchange gain of $121,543 compared to foreign exchange loss of $381,115 recorded during the first quarter of 2008. The income recorded in the first quarter of 2008 was mainly the result of the recognition by the Company of a gain on dilution of equity interest in of BRC of $11,363,090, as a result of the reduction of the Company’s equity interest in BRC from 27.43% to 14.55%. In addition, the Company’s first quarter of 2008 results were also impacted by a significant decrease in salary and stock-based compensation expenses compared to the fourth quarter of 2007.

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The net loss recorded in the fourth quarter of 2007 was most significantly impacted by the recording of stock-based compensation expense of $1,585,328. In addition, the Company recorded during the fourth quarter of 2007 a significant increase in salary expense due to the year end bonuses paid to employees. During the third quarter of 2007, the net loss increased to $725,777 compared to a net loss of $93,980 incurred in the second quarter of 2007, mostly due to employee stock option compensation of $1,230,127. The net loss during the third quarter of 2007 was also significantly impacted by foreign exchange gain of $1,245,021 as well as by the Company’s share of equity loss ($307,087) of BRC. During the second quarter of 2007, the Company’s net loss decreased to $93,980 compared to a net loss of $1,055,354 reported for the first quarter of 2007. The Company’s results in the second quarter of 2007 were significantly impacted by the recognition of stock-based compensation expense of $1,166,602 (which amount was a significant decrease from the amount recorded during the first quarter of 2007) and a recorded foreign exchange gain of $1,716,754. The Company’s results in the first quarter of 2007 were significantly impacted by the recognition of a gain on dilution of equity interest in BRC of $1,116,561, as well as by the recognition of stock-based compensation expense of $1,752,239.

Liquidity and Capital Resources

As at September 30, 2008, the Company had cash and short term investments of $18,915,366 compared to cash and short term investments of $31,929,604 as at December 31, 2007. The Company improved its liquidity position during the third quarter of 2008 as a result of the completion of equity financings which involved the issuance of a total 12,000,000 units of the Company at a price of $1.75 per unit for total gross proceeds of $21,000,000. Each unit consisted of one common share and one half of one Warrant. Costs associated with these financings amounted to $2,795,169.

In February, March and April 2008, the Company received an additional Cdn$2,928,455 from the exercise of 622,801 stock options under the Company’s stock option plan.

During the nine month period ended September 30, 2008, the Company spent $31,402,913 in cash for exploration expenditures and $446,058 on capital assets to carry on its DRC projects (compared to $18,252,580 in exploration expenditures and $110,006 on capital assets spent during the nine month period ended September 30, 2007). During the nine month period ended September 30, 2008, the Company’s exploration activities at Twangiza, Lugushwa and Namoya consisted of drilling, gridding, soil sampling, trenching and rock sampling with geological mapping. In July 2008, SENET and a number of other independent consulting companies completed a pre-feasibility study of the Company’s Twangiza project. SENET is also undertaking a pre-feasibility study of the Company’s Namoya project which is expected to be completed in December 2008 and a full feasibility study of the Twangiza project which is expected to be completed in January 2009. So far, the Company has made no capital commitments with respect to the development of its Twangiza or Namoya projects.

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Estimated capital costs for the Twangiza project, which are contained in the Twangiza PFS Report, are summarized as follows:

Capex Summary	PFS Original Design (US$ million)
Mining	$ 71
Process Plant	191
Infrastructure	130
Management Costs	82
$ 474
Contingency	67
Total Capital Costs	$ 541
Ongoing Capital	39
$ 580

The Company will need to raise additional funds to complete the exploration programs proposed for 2009. The Company will also require significant financing in order to carry out plans to develop its projects. The Company has no revenues and is wholly reliant upon external financing to fund such plans. There is no assurance that such financing will be available on acceptable terms, if at all.

Contractual Obligations

Currently, the Company has no significant long term contractual obligations and no long term debt, other than as described in the following table:

Contractual Obligations	Payments due by period
	Total	Less than one year	One to three years	Four to five years	After five years

Operating leases	$ 198,865	$ 31,376	$ 167,489	$ -	$ -

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the Company’s financial statements include estimates used in the calculation of the fair value of stock-based compensation. The Company used the Black-Scholes option-pricing model to determine the fair value of stock options granted. This model requires the Company to make reasonable assumptions in order to derive parameters such as expected volatility of the Company’s shares, the expected life of the option and interest rates, all of which are based on historical information. Future behaviors of these parameters are beyond the Company’s control, and thus, may be significantly different from the Company’s estimates.

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The values of stock options granted in 2008 were estimated, using the Black-Scholes option-pricing model, based on the following factors:

-	risk-free interest rate: 2.83% (2007 – 3.83% to 4.23%);
-	expected volatility: 72.22% (2007 – 51.63% to 52.51%);
-	expected life: 3 years (2007 – 5 years); and
-	expected dividends: $Nil (2007 - $Nil).

Recent Accounting Pronouncements

International Financial Reporting Standards (“IFRS ”)

In February 2008, the Accounting Standards Board (“AcSB”) of the Canadian Institute of Chartered Accountants (“CICA”) confirmed that Canadian Generally Accepted Accounting Principles (“ Canadian GAAP”) for publicly accountable enterprises will be converged with International Financial Reporting Standards (“IFRS”) effective in the calendar year 2011. The conversion to IFRS will be required, for the Company, for interim and annual financial statements beginning on January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. In the period leading up to the conversion, the AcSB will continue to issue accounting standards that are converged with IFRS such as IAS 2 “Inventories” and IAS 38 “Intangible Assets”, thus mitigating the impact of adopting IFRS at the mandatory transition date. The Company will monitor changes arising from this convergence and as required by CSA Staff Notice 52-320. The Company is currently developing an IFRS conversion implementation plan which will include an assessment of the impact of the conversion on the consolidated financial statements and related disclosures. The Company will quantify any potential differences in the MD&A during fiscal 2010. The plan will also consider the impact of the conversion on the Company’s information technology systems, internal controls over financial reporting, disclosure controls and procedures and business activities that may be influenced by GAAP measurement.

The Company will be discussing the status of key elements and timing of the changeover plan in the December 31, 2008 MD&A.

Goodwill and Intangible Assets

In February 2008, the CICA issued accounting standard Section 3064, Goodwill and intangible asset, replacing Section 3062 Goodwill and intangible assets and Section 3450, Research and development costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. Section 3064 will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. The Company does not anticipate the adoption of this standard to have a significant impact on its consolidated financial statements.

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Accounting Changes

Capital Disclosures

In February 2007, the CICA issued accounting standard Section 1535, Capital Disclosures which is effective for fiscal years beginning on or after October 1, 2007. Section 1535 requires disclosure of information that enables users of its financial statements to evaluate the entity’s objectives, policies and processes for managing capital. The Company adopted this standard commencing in the 2008 fiscal year. See Note 13 in the Q3 2008 Financial Statements for additional details.

Financial Instruments – Disclosure and Presentation

In February 2007, the CICA issued accounting standards Section 3862, Financial Instruments – Disclosure and Section 3863, Financial Instruments – Presentation, which are effective for fiscal years beginning on or after October 1, 2007. Section 3862 requires financial statement disclosure to enable users to evaluate the significance of financial instruments for the Company’s financial position and performance and the nature and extent of risks arising from financial instruments that the Company is exposed to during the reporting period and at the balance sheet date and how the Company is managing those risks. Section 3863’s purpose is to enhance the financial statement’s users understanding of the significance of the financial instruments to the Company’s financial position, performance and cash flows. The Company adopted this standard in the 2008 fiscal year. See Note 12 in the Q3 2008 Financial Statements for additional details.

Financial Instruments

Fair Value of Financial Instruments

The balance sheet carrying amounts for cash, accounts receivable, short term investments, and accounts payable approximate fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Foreign Exchange Risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions is denominated in Canadian dollars and in Congolese francs. Significant foreign exchange gain or losses related to the Company’s available-for-sale investments are reflected as a separate component of other comprehensive income (loss). The Company does not use derivatives instruments to reduce its exposure to foreign currency risk. An analysis of the impact of foreign currency risk on the Company’s net working capital as well as a 10% sensitivity analysis are disclosed in Note 12 of the Q3 2008 Financial Statements.

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Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and short term investments. Cash as well as short term investments are maintained with several financial institutions of reputable credit and may be redeemed upon demand. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient cash to meet its liabilities when they are due. Temporary surplus funds of the Company are invested in short term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

The guarantee provided for BRC will have an impact on the Company’s liquidity risk if BRC is unable to meet its obligations with the lender. See Note 11 of the Q3 2008 Financial Statements and the discussion below under “Related Party Transactions”.

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at November 12, 2008, the Company had outstanding 52,482,938 common shares, Warrants to purchase an aggregate of 6,000,000 common shares and stock options to purchase an aggregate of 3,524,750 common shares.

Related Party Transactions

Directors fees of $85,000 (September 30, 2007 - $67,500) were paid to non-executive directors of the Company during the nine month period ended September 30, 2008. Legal fees of $699,399 (September 30, 2007 - $366,210), incurred in connection with the Company’s financing as well as general corporate matters, were paid to a law firm of which one partner is a director of the Company and another partner is an officer of the Company. At September 30, 2008, $436,832 (December 31, 2007 - $9,551) owing to this legal firm was included in accounts payable.

These related party transactions occurred in the normal course of operations and were measured at the exchange value.

As at September 30, 2008, an amount of $4,549 was payable to BRC with respect to the Company’s share of common expenses in the DRC. In addition, RBC Dominion Securities Inc. (the “Lender”) has provided BRC a Cdn$6,000,000 line of credit (the “ Facility”). The Facility was first made available to BRC in October 2007 originally in the amount of Cdn$3,000,000 and subsequently increased to Cdn$6,000,000 in February 2008. Having regard to the Company’s investment in BRC, the Company agreed to act as guarantor of the Facility. The said guarantee is secured by way of a pledge of the Company’s investments with the Lender. In connection with the guarantee, the Company and BRC entered into an agreement dated as of October 29, 2007 pursuant to which BRC agreed to repay all amounts outstanding under the Facility and to terminate the Facility by July 28, 2008. As at the date of this MD&A, BRC has not repaid all amounts outstanding under the Facility. There is currently outstanding under the Facility principal in the amount of Cdn$5,850,000 and accrued interest in the amount of Cdn$242,485. BRC is not in default under the Facility. BRC is responsible for making interest payments under the Facility. The Company has not assumed

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these obligations. Although BRC has advised the board of directors of the Company that BRC continues to actively seek to raise the capital and fully expects to repay the Facility, there can be no assurance that BRC will be able to repay the Facility. Until such time as BRC repays the Facility in full and the Facility is terminated, the Company will not be able to use the portion of the investments pledged to the Lender required to fully secure the Facility to fund the Company’s operations. In addition, if BRC is unable to repay the Facility when requested by the Lender and the Company’s guarantee is called, the Company will be obligated to pay the amount outstanding under the Facility, which will adversely affect the Company’s liquidity and capital resources.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company’s assets. In recent years, the DRC has experienced two wars and significant political unrest and violence. Operating in the DRC may make it more difficult for the Company to obtain any required financing because of the perceived investment risk.

The only sources of future funds for further exploration programs, or if such exploration programs are successful, for the development of economic ore bodies and the placing of them into commercial production, which are presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development. There is no assurance that such sources of financing will be available on acceptable terms, if at all. In the event that commercial quantities of gold are found on the Company’s properties, the Company does not have the financial resources at this time to bring a mine into production.

All of the Company’s properties are in the exploration stage only. The Company currently operates at a loss and does not generate any revenue from operations. The exploration and development of mineral deposits involve significant financial risks over a significant period of time which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company’s exploration programs will result in a profitable commercial mining operation.

The Company’s mineral resources and mineral reserves are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource and reserve estimates for its properties are well established, by their nature resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company. In addition, there can be no assurance that gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

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The Company’s exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to gold exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company’s properties, cannot accurately be predicted. As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of gold.

The Company uses the United States dollar as its functional currency. Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company’s consolidated financial statements by creating gains or losses. During the nine month periods ended September 30, 2008 and September 30, 2007, the Company recorded a foreign exchange loss of $369,418 and a foreign exchange gain of $3,159,700, respectively, due to the variation in the value of the United States dollar relative to the Canadian dollar. No currency hedge policies are in place or are presently contemplated.

Reference is made to the Company’s annual information form dated March 28, 2008 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and from EDGAR at www.sec.gov ).

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EXHIBIT 3

**Form 52-109F2 - Certification of Interim Filings**

I, Michael J. Prinsloo, the Chief Executive Officer and President of Banro Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Banro Corporation, (the issuer) for the interim period ending September 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 12, 2008.

(signed) *"Michael J. Prinsloo"*
Name: Michael J. Prinsloo
Title: Chief Executive Officer and President

EXHIBIT 4

**Form 52-109F2 - Certification of Interim Filings**

I, Donat K. Madilo, the Chief Financial Officer of Banro Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Banro Corporation, (the issuer) for the interim period ending September 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: <u>November 12, 2008.</u>

<u>(signed) *"Donat K. Madilo"*</u>
Name: Donat K. Madilo
Title: Chief Financial Officer